Exhibit 99.3

Form 42

REPORT OF TAKE-OVER BID,
ISSUER BID OR APPLICATION UNDER
CLAUSE 104(2)(c) of THE SECURITIES ACT
(Ss. 203.1(1)(b) of the Regulation) (Ontario)

1.	Name and address of offeree issuer:

Extendicare Inc. Suite 700, 3000 Steeles Avenue East Markham, Ontario L3R 9W2

2.	Name and registered address of the offeror:

See item 1 above

3.	What is the designation of the class(es) of securities that are subject to the bid? (Include the CUSIP number):

Subordinate Voting Shares, CUSIP Number 30224T871; Multiple Voting Shares, CUSIP Number 30224T889; and Class II Preferred Shares, Series 1, CUSIP Number 30224T806.

4.	What is the date of the bid?

November 27, 2002

5.	What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

4,700,000 Subordinate Voting Shares; 620,000 Multiple Voting Shares; and 38,200 Class II Preferred Shares, Series 1.

6.	What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

Market price as quoted on The Toronto Stock Exchange of each class of shares at the time of purchase. On November 26, 2002, the closing price on The Toronto Stock Exchange of the Subordinate Voting Shares was $4.11, the closing price of the Multiple Voting Shares was $4.26, and the closing price of the Class II Preferred Shares, Series 1 was $17.00.

7.	What is the number of securities of each class subject to the bid, excluding the offeror’s securities, that are held by security holders whose last address as shown on the books of the offeree issuer is in Ontario?

As of the close of business on November 26, 2002: 55,322,301 Subordinate Voting Shares, 3,992,826 Multiple Voting Shares, and 369,817 Class II Preferred Shares, Series 1.

8.	What is the fee payable in respect of the bid, as calculated under subsection 32(1) of Schedule 1?

$800.00

9.	The information given in this report is true and complete.

Date: December 3, 2002	EXTENDICARE INC.

	By:	“Mark W. Durishan”

Name: Mark W. Durishan
Title: Vice-President, Finance and Chief Financial Officer